Filed pursuant to Rule 433

Registration No. 333-141868

April 24, 2007

Final Term Sheet

USD 3,000,000,000 4.75% Global Notes due May 15, 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	May 15, 2012

Redemption Amount:	100%

Interest Rate:	4.75% per annum, payable semi-annually in arrears

Date of Pricing:	April 24, 2007

Closing Date:	April 30, 2007

Interest Payment Dates:	May 15 and November 15 in each year

First Interest Payment Date:	November 15, 2007

Interest Payable on First Payment Date:	USD 77,187,500

Currency of Payments:	USD

Price to Public/Issue Price:	99.665%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.565%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769 CD4

ISIN:	US500769CD45

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citigroup Global Markets Inc. Goldman Sachs International J.P. Morgan Securities Ltd.

Co-lead Managers:

Barclays Bank PLC

Credit Suisse Securities (Europe) Limited

Lehman Brothers International (Europe)

Merrill Lynch International

Mitsubishi UFJ Securities International plc

Morgan Stanley & Co. International Limited

Nomura International plc

Royal Bank of Canada Europe Limited

The Royal Bank of Scotland plc

The Toronto-Dominion Bank

Stabilization Manager:	Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Certain information on the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Alternatively, the manager will arrange to send you the prospectus, which you may request by calling toll-free +1-877-858-5407.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.